Mail Stop 3561

 					March 21, 2006



Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121

	Re:	Nitches, Inc.
		Form 10-K for Fiscal Year Ended August 31, 2005
      Filed December 15, 2005
      Form 10-Q for Fiscal Quarter Ended November 30, 2005
      Form 8-K/A Filed January 10, 2006
		File No. 0-13851

Dear Mr. Wyandt:

      We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated March 7, 2006.
Our review resulted in the following additional comments.

Form 10-K for Fiscal Year Ended August 31, 2005

Consolidated Financial Statements, page 16

Consolidated Balance Sheets, page 19

1. We have reviewed your response to comments 1 and 2 in our letter dated February 15, 2006. Based on paragraph 11 of SFAS 140, upon the completion of a transfer of assets that satisfies the conditions to be accounted for as a sale, you should derecognize all assets sold and recognize all assets obtained in consideration as proceeds of the sale. Based on your disclosure, it appears the consideration received from the sale of your trade receivables is either a receivable due from factor or cash received at the due date, which is the earlier of the payment of the receivable to the factor by the customer or 180 days. The advances you receive from the factor represent a separate transaction whereby you are receiving an interest-bearing loan collateralized by all of your assets. As such, the advances from the factor do not represent consideration as proceeds of the sale and; therefore, SFAS 140 is not the applicable accounting literature for such advances. In this regard, please explain your basis for netting advances due to factor against receivables due from factor under FIN 39. Furthermore, as they represent borrowings from a lender, tell us why you do not reflect advances received from the factor as a financing cash inflow based on paragraph 19.b of SFAS 95. Note that only the consideration received from the sale of receivables satisfies the criteria of an operating cash flow. As the advances do not represent consideration received in the sale, they should not be classified as an operating cash flow.
As stated previously, we assume that your factor applies cash received from your customers to reduce advances. If our assumption is true, you should reflect a financing cash outflow to reflect the repayment of a borrowing consistent with paragraph 20.b of SFAS 95 and an operating cash inflow to reflect receipt of cash as a result of collection or sales of receivables, the consideration for the sale, consistent with paragraph 22.a of SFAS 95. Please revise or advise.

Item 10. Directors and Executive Officers of the Registrant, page
32

2. Please disclose the age of your directors and executive officers.
Refer to Item 401 of Regulation S-K.

3. Please provide the disclosures required by Item 406 of Regulation
S-K regarding your code of ethics. If you have not adopted a code of ethics, disclose why you have not done so.

Item 11. Executive Compensation, page 32

4. Please disclose any arrangements, stating amounts, pursuant to which your directors are compensated for any services provided as a director, including any additional amounts payable for committee participation or special assignments. Refer to Item 402(g) of Regulation S-K.

5. Please provide the disclosures required by Items 402(j) and 402(k)
of Regulation S-K regarding the compensation committee of the board of directors.

Exhibit 31

6. We have reviewed your response to comment 9 in our letter dated February 15, 2006. As previously requested, please amend Form 10-K to revise your certification to replace references to "annual report" with "report." You may refer to "annual report" in Item 1 of the certification.


Form 10-Q for Fiscal Quarter Ended November 30, 2005

Notes to Condensed Consolidated Financial Statements, page 6

General

7. We have reviewed your response to comment 10 in our letter dated
February 15, 2006. As previously requested, please disclose the estimated aggregated amortization expense for intangible assets for each of the five succeeding fiscal years.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 8

Results of Operations, page 9

Three Months Ended November 30, 2005 Compared to the Three Months
Ended November 30, 2004, page 9

8. We have reviewed your response to comment 13 in our letter dated
February 15, 2006. Please revise your disclosure to make clear that
"shipping and warehousing expenses" do not include shipping expenses.

Form 8-K/A Filed January 10, 2006

Unaudited Pro Forma Consolidated Financial Information

Pro Forma Consolidated Balance Sheets

9. We have reviewed your response to comment 17 in our letter dated
February 15, 2006. We note that you recorded a pro forma adjustment to eliminate the deferred income taxes recorded by Designer Intimates, Inc. before its acquisition. However, we also note that you did not record a pro forma adjustment to recognize deferred income taxes for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed in accordance with paragraph 30 of SFAS 109. Please either confirm to us that there were no such deferred income taxes or revise.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3340 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.
								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Wyandt
Nitches, Inc.
March 21, 2006
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